

Mail Stop 3561

March 24, 2009

Qing Ran Zhu, President
Changda International Holdings, Inc.
10th Floor Chenhong Building No. 301
East Dong Feng Street
Weifang, Peoples Republic of China

> **Re:** **Changda International Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 17, 2009**
> **File No. 000-53566**

Dear Qing Ran Zhu:

      We have completed our review of your Form 8-K and have no further comments at this time.

      Sincerely,

      Ta Tanisha Meadows
      Staff Accountant